CAYMAN ISLANDS GOVERNMENT

THE TAX CONCESSIONS LAW
(1999 REVISION)
UNDERTAKING AS TO TAX CONCESSIONS

In accordance with Section 6 of the Tax Concessions Law (1999 Revision) the Governor in Cabinet undertakes with :-

Dragon Acquisition Corporation "the Company"

(a) that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i) on or in respect of the shares debentures or other obligations of the Company; or

(ii) by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

These concessions shall be for a period of TWENTY years from the 4th day of April 2006.

ACTING GOVERNOR IN CABINET